March 5, 2008

VIA EDGAR AND FEDERAL EXPRESS

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Longs Drug Stores Corporation

Form 10-K for the fiscal year ended January 25, 2007

Filed March 16, 2007

File Number: 001-08978

Dear Mr. Rosenberg:

Longs Drug Stores Corporation (the “Company” or “we”) is responding to a verbal request for information from the Staff. This request was relayed to us in a telephone conversation on February 26, 2008, by Vanessa Robertson, Staff Accountant, regarding our response to the Staff’s comment letter dated January 28, 2008 (“Comment Letter”). Our original response was filed with the Securities and Exchange Commission on February 8, 2008. The Staff’s request is repeated in boldface below, and our response follows in ordinary type.

The Staff requests that we provide our analysis that led us to determine that it is appropriate to present Medicare Part D subsidy receipts and payments on a net basis within Financing Activities in our Statements of Consolidated Cash Flows.

In response to the Staff’s request, we supplementally advise the Staff of the following reasons for our presentation of Medicare Part D subsidy receipts and payments on a net basis within our Statements of Consolidated Cash Flows:

As detailed in our previous letter, based on our analysis of the relevant authoritative literature we concluded that the deposit method of accounting was appropriate for the reinsurance and low-income cost subsidies paid by the Centers for Medicare & Medicaid Services (“CMS”) to our pharmacy benefit services subsidiary, RxAmerica L.L.C. While this literature does not address cash flow presentation, deposit-type arrangements are addressed in paragraph 12 of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows:

For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the enterprise is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the enterprise’s operating, investing, and financing activities.

The description in paragraph 12 is consistent with the facts and circumstances related to the Medicare Part D subsidies. At or near the beginning of each month of the plan year, CMS makes payments to us on behalf of plan beneficiaries whose coverage is subsidized by CMS. These monthly payments are determined by CMS in advance of the plan year based on actuarial projections of claims payments. We hold and disburse these government subsidies on behalf of our customers, the Medicare Part D plan beneficiaries, as they utilize their prescription drug plan benefits. The monthly benefit subsidies are intended to approximate the monthly claims payments, with post year end final settlement with CMS for the difference between their estimated payments to us for these subsidies and our actual payments on behalf of beneficiaries. Neither our gross subsidy receipts from CMS nor our gross subsidy payments on behalf of our customers are interest-bearing to or from CMS. During our fiscal year ended January 25, 2007, gross subsidy receipts were $444 million and related payments $480 million. We expect the variance between subsidy receipts and claims payments to lessen over time as the Medicare Part D program continues to develop.

The gross subsidy receipts from CMS are used solely to fund the related subsidy payments, and are not intended to provide a source of financing for our other operating, investing and financing activities. Similarly, the gross subsidy payments on behalf of our customers are not representative of our actual use of cash to be financed by our other operating, investing and financing activities. Only the net difference between the monthly gross subsidy receipts and payments prior to final settlement is meaningful to our financing activities as either a short-term source or short-term use of cash. Based on these facts and circumstances, we believe that presentation of the gross subsidy receipts and payments is not necessary to understand our financing cash flows.

In light of the above considerations, we concluded that reinsurance and low-income cost subsidies related to our Medicare Part D prescription drug plans should be presented on a net basis within our Statements of Consolidated Cash Flows.

I hope our response is helpful to your review. If you have any further questions or comments please feel free to contact me at (925) 210-6735 or Roger Chelemedos, Principal Accounting Officer, at (925) 210-6523.

Sincerely,

LONGS DRUG STORES CORPORATION

/s/ Steven F. McCann
Steven F. McCann
Executive Vice President,
Chief Financial Officer